Exhibit 99.1

Alibaba Group Announces Commencement of Exchange Offer for Outstanding Senior Notes

Hong Kong, China, September 4, 2025 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced that it has commenced an exchange offer to exchange (i) up to US$1,000 million aggregate principal amount of its 4.875% Senior Notes due 2030, (ii) up to US$1,150 million aggregate principal amount of its 5.250% Senior Notes due 2035, and (iii) up to US$500 million aggregate principal amount of its 5.625% Senior Notes due 2054 (collectively, the “Exchange Notes”), which have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for equal principal amounts of its outstanding 4.875% Senior Notes due 2030, 5.250% Senior Notes due 2035 and 5.625% Senior Notes due 2054 (collectively, the “Outstanding Notes”), which were issued in November 2024 in transactions exempt from registration under the Securities Act.

The exchange offer is being made to satisfy the Company’s obligations under a registration rights agreement entered into on November 26, 2024 in connection with the placement of the Outstanding Notes, and does not represent a new financing transaction. The Company will not receive any proceeds from the exchange offer.

The terms of the Exchange Notes are substantially identical to the terms of the Outstanding Notes, except that the Exchange Notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe obligations in the registration rights agreement. The Outstanding Notes that are not exchanged in the exchange offer will continue to be subject to the existing transfer restrictions.

The exchange offer will expire at 5:00 p.m., New York City time, on October 2, 2025, unless extended by the Company. Tenders of the Outstanding Notes must be validly made at or prior to the expiration time and may be withdrawn at any time prior to the expiration time. The terms of the exchange offer are set forth in a prospectus dated September 4, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) and the related letter of transmittal.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the securities described herein, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of such securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. A registration statement on Form F-4 (File No. 333-288794) relating to the exchange offer was declared effective by the SEC on September 4, 2025. The exchange offer is being made only pursuant to the exchange offer documents that are being distributed to holders of the Outstanding Notes, including the prospectus dated September 4, 2025 and the related letter of transmittal.

About Alibaba Group

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statement about the expiration of the exchange offer, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the SEC, in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com